EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in millions)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before assessments	$148	$135	$122	$124	$98
Fixed charges	524	421	422	536	667
Total earnings	672	556	544	660	765

Fixed Charges:
Interest expense	523	420	421	535	667
1/3 of net rental expense[1]	1	1	1	1	—
Total fixed charges	$524	$421	$422	$536	$667

Ratio of earnings to fixed charges	1.28	1.32	1.29	1.23	1.15

1    Represents an estimated interest factor.